UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940

 _________________________

Deferred Profit-Sharing Plan for Hourly Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2025 and 2024	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	5
Notes to Financial Statements	6

Supplemental Schedule*
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	17

Signature	18

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Deferred Profit-Sharing Plan for Hourly Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 (“supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
June 5, 2026

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2025	2024
Investments at fair value:
Plan’s interest in Master Trust	$834,255	$—
Plan’s interest in Master Trust A	—	348,056
Plan’s interest in Master Trust B	—	420,029
Investments at fair value	834,255	768,085
Investments at contract value:
Plan’s interest in Master Trust for fully-benefit responsive investment contracts	129,627	—
Plan’s interest in Master Trust A for fully-benefit responsive investment contracts	—	154,479
Total investments	963,882	922,564
Receivables:
Employer’s contribution	20,379	19,746
Participants’ contributions	—	304
Notes receivable from participants	19,683	19,483
Total receivables	40,062	39,533

Net assets available for benefits	$1,003,944	$962,097

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2025
Additions to net assets attributed to:
Investment income
Plan’s interest in investment income from Master Trust (1)	$95,649
Plan’s interest in investment income from Master Trust A(2)	41,462
Total investment income	137,111

Interest income on notes receivable from participants	1,587

Contributions to the Plan:
By employer	26,787
By participants	17,786
Total contributions	44,573

Total additions	183,271

Deductions from net assets attributed to:
Withdrawals and distributions	(139,944)

Total deductions	(139,944)

Net increase prior to transfers	43,327

Transfers to the Salaried Plan	(2,261)
Transfers from the Salaried Plan	781

Net increase	41,847

Net assets available for benefits:
Beginning of year	962,097
End of year	$1,003,944
(1) Represents the Plan’s interest in investment income earned from the Master Trust, including investment income of Plan assets transferred from Master Trust A beginning on July 11, 2025 (the “Transition Date”). For further details, see Note 1. Description of the Plan - Master Trusts and Note 3. Master Trust Investments.
(2) Represents the Plan’s interest in investment income earned from Master Trust A from January 1, 2025 through October 6, 2025, with October 6, 2025 representing the completion of the transition (the “Transition”). For further details, see Note 1. Description of the Plan - Master Trusts and Note 4. Master Trust A Investments.

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible hourly-paid employees, as discussed below in Plan Participation, of Philip Morris USA Inc. (“PM USA”), U.S. Smokeless Tobacco Company LLC (“USSTC”) and John Middleton Co. (“Middleton”) (individually, a “Participating Company”; collectively, the “Participating Companies”), all of which are subsidiaries of Altria Group, Inc. (“Altria”). The Plan is designed to provide eligible hourly-paid employees with company contributions, the opportunity for employees to make contributions on a before-tax and/or after-tax basis, company match contributions on employee contributions, and tax-advantaged investment of the Plan accounts, including a Roth contribution feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Plan Administration
The administration of the Plan has generally been delegated to the Administrator (as defined in the Plan). The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the Altria Stock Investment Option, which is invested exclusively in the common stock of Altria (“Altria Stock”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Altria Stock Investment Option. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”. See Investment Options below for further information.
Plan Participation
Eligibility for benefits under the Plan depends on an employee’s Participating Company affiliation and eligibility to participate in a company-sponsored pension plan, as follows:
•“Richmond Hourly Participants”
◦Union-represented employees of PM USA who participate in a company-sponsored pension plan are eligible to make employee contributions and to receive a company contribution and company match contributions;
◦Union-represented employees of PM USA and union-represented employees of USSTC and Middleton who are employed at a Richmond, Virginia manufacturing facility who do not participate in a company-sponsored pension plan are eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions;
•Union-represented employees of USSTC employed at the Nashville manufacturing facility (“UST Participants”) are eligible to make employee contributions and to receive company match contributions as well as a supplemental company contribution; and
•Hourly employees of Middleton employed at the King of Prussia manufacturing facility who are not covered by a collective bargaining agreement (“Middleton Participants”) are eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions.
Employee Contributions
Each eligible employee may make before-tax contributions, designated Roth contributions (i.e., after-tax Roth contributions), and after-tax contributions to the Plan as soon as administratively feasible after a participant’s date of hire. Additionally, employees may defer their long-term contract agreement payments to the Plan, subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan. Long-term contract agreement payments are not treated as eligible compensation for purposes of company contributions, supplemental company contributions or company match contributions.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.

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NOTES TO FINANCIAL STATEMENTS

In addition, employees automatically enrolled have their before-tax contributions automatically increased by one percent (1%) each March 1, subject to Internal Revenue Service (“IRS”) limits. Employees can opt out of this automatic increase program at any time.
The Code imposes a dollar limitation on the combined amount of before-tax and designated Roth contributions for a calendar year. A participant’s combined before-tax and designated Roth contributions were limited to $23,500 and $23,000 in 2025 and 2024, respectively. Additionally, the Plan limited the participant’s combined before-tax, designated Roth, and after-tax contributions to thirty-five percent (35%) of eligible compensation each pay period, excluding catch-up contributions.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax and/or designated Roth catch-up contributions up to the limits prescribed by the Code. Beginning in 2025, higher catch‑up contribution limits apply for participants who attain ages 60 through 63 during the calendar year.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution, a supplemental company contribution and/or company match contributions as discussed below.
Contributions for highly compensated employees are subject to limitations imposed by the Code.
Company contribution – Richmond Hourly Participants and Middleton Participants are eligible to receive a company contribution. In general, the formula to compute the company contribution is as follows:

	Target adjusted diluted EPS annual growth rate *
If Altria’s actual adjusted diluted EPS annual growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) annual growth rate, as defined in the Plan document, is announced by Altria, generally in late January of each year, as may be subsequently modified by any later, publicly-announced adjustments or revisions to the forecast.
Under certain circumstances, the Chief Executive Officer of Altria has the discretion to consider other financial performance metrics in determining the company contribution.
Supplemental company contribution – A supplemental company contribution equal to five percent (5%) of each eligible participant’s compensation is made on behalf of Richmond Hourly Participants and Middleton Participants who do not participate in a company-sponsored pension plan and UST Participants who are not accruing traditional plan retirement benefits under a company-sponsored pension plan, subject to the limitations below.
Limit on company and supplemental company contribution – The aggregate company and supplemental company contribution to the Plan cannot exceed three percent (3%) of Altria’s Consolidated Earnings, as defined in the Plan document, allocated between the Plan and the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Plan”) proportionally based on the aggregate compensation of eligible participants in each plan. The aggregate contribution did not exceed the limit for each of the years ended December 31, 2025 and 2024.
Company match contributions – Participants who make before-tax contributions, designated Roth contributions (including before-tax and designated Roth catch-up contributions), and/or after-tax contributions for a payroll period will receive company match contributions, as follows:
•Richmond Hourly Participants who do not participate in a company-sponsored pension plan are immediately eligible to receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.
•Richmond Hourly Participants who participate in a company-sponsored pension plan are eligible to receive company match contributions, dollar for dollar, up to the first five percent (5%) of eligible compensation that is contributed for a payroll period.

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NOTES TO FINANCIAL STATEMENTS

•UST Participants are immediately eligible to receive company match contributions, dollar for dollar, up to the first seven percent (7%) of eligible compensation that is contributed for a payroll period.
•Middleton Participants are immediately eligible to receive company match contributions, dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for a payroll period.
Plan participants are generally eligible for company and supplemental company contributions, as well as a true-up matching contribution for a particular year, if they are employed by one of the Participating Companies on the last business day of the calendar year. This requirement to be employed on the last business day of the year is waived if participants leave employment due to retirement, death or disability. For participants who participate in a company‑sponsored pension plan, retirement status is determined based on eligibility for an early, full, or deferred retirement benefit under that retirement plan. Participants who do not participate in a company-sponsored pension plan are considered to have retired if, as of the date they left employment, they had reached age 55 and completed at least five years of service or had completed 30 years of service. Company contributions are based on compensation through the participant’s departure date.
Participant Accounts
Each participant’s Plan accounts are adjusted by any employee and employer contributions, as well as the allocated share of the investment activities and administrative expenses for each investment option held.
Vesting
Participants are fully vested in their employee contributions and company match contributions at all times, and become fully vested in company contributions and supplemental company contributions after completing one year of service (including any prior service with a Participating Company), unless an employee dies, becomes disabled, or reaches age 65 while in active service.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options and other applicable laws. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a collective investment fund.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash and treated as a taxable distribution from the Plan, or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2025 were approximately $20 million. Altria Stock dividends payable in cash directly to participants at December 31, 2025 and 2024 were each approximately $5 million.
Master Trusts
Prior to the Transition Date, certain assets of the Plan were co-invested with certain assets of the Hourly Plan, in two master trusts: the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”), for which State Street Bank and Trust Company (“State Street”) served as the trustee, and the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock (“Master Trust B”), for which Fidelity Management Trust Company (“Fidelity”) served as the trustee.
Beginning on the Transition Date, the assets of Master Trust A were transferred to and merged into Master Trust B, which was renamed as the Altria Client Services Master Trust for Deferred Profit-Sharing Plans (the “Master Trust”), for which Fidelity serves as the trustee. The transfer of all assets from Master Trust A was completed upon the Transition.
The Master Trust, Master Trust A, and Master Trust B are hereinafter collectively referred to as the “Master Trusts.”
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments. The IRS requires minimum distributions for all participants starting at age 73.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

the maximum loan amount is the lesser of fifty percent (50%) of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request over the participant’s outstanding loan balance on the date the loan is made. Loan repayment periods are up to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein in the financial statements and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan has diversified investment options in investment securities, including the Altria Stock Investment Option. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. A significant portion of the assets of the Master Trust, and Master Trust B prior to the Transition Date, is invested in Altria Stock, which could be subject to significant market fluctuations. For further discussion of investment options, see Note 1. Description of the Plan.
Interest in Master Trusts
The Plan’s interest in the Master Trusts and share of investment activities are based upon the total of the participants’ Plan accounts.
Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 5. Fair Value Measurements for further discussion of fair value measurements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants generally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3. Master Trust Investments for further discussion of fully benefit-responsive investment contracts.
Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.
Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Altria Stock held in the Master Trust), trustee fees and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as participant recordkeeping, communications, audit and certain legal fees are paid by the Master Trusts and evenly distributed to all participant accounts.

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NOTES TO FINANCIAL STATEMENTS

Individual participant transaction fees (including fees associated with the trading of Altria Stock), managed account fees, and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction or service.

3.	Master Trust Investments
At December 31, 2025 and 2024, the net assets of the Master Trust and Master Trust B, respectively, were as follows (in thousands of dollars):

	2025		2024
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust B Balances	Plan’s interest in Master Trust B Balances
Investments at fair value:
Altria Stock	$1,456,691	$450,048	$1,357,573	$416,847
Cash and cash equivalents	40	23	36	22
Collective investment funds	2,688,978	297,490	—	—
Registered investment companies	651,804	57,711	—	—
Government securities	137,213	22,147	—	—
Other	16,145	3,726	—	—
Total investments at fair value	4,950,871	831,145	1,357,609	416,869
Investments at contract value:
Fully benefit-responsive investment contracts	494,528	129,627	—	—
Total Investments	5,445,399	960,772	1,357,609	416,869

Receivables:
Dividends on Altria Stock	15,360	3,110	15,362	3,160
Interest and dividend income on other investments	29	—	—	—
Other	560	—	—	—

Payables:
Administrative expenses	(963)	—	—	—

Net assets	$5,460,385	$963,882	$1,372,971	$420,029
The table below presents Master Trust investment activities for the year ended December 31, 2025, including activities related to assets transferred from Master Trust A beginning on the Transition Date (in thousands of dollars):

Dividends on Altria Stock	$106,187
Net appreciation in Altria Stock	140,966
Interest and dividends on other investments	68,205
Net appreciation in fair value of other investments	275,881
Investment income	$591,239

Plan’s interest in investment income from Master Trust	$95,649
As discussed in Note 2. Summary of Significant Accounting Policies - Valuation of the Master Trusts’ Investments and Income Recognition, the Plan’s interest in the Master Trust and share of investment activities were based upon the total of the participants’ Plan accounts.

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NOTES TO FINANCIAL STATEMENTS

Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund. At December 31, 2025, these contracts were held through the Master Trust; at December 31, 2024, these contracts were held through Master Trust A (see Note 4. Master Trust A Investments). No traditional GICs were held as of December 31, 2025 and 2024.
A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive investment contracts issued by a third party, which are backed by underlying assets owned by the Master Trusts. The investment contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value.
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the contract issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Master Trust after the Transition and Master Trust A prior to the Transition, and allocated to the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions such as the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs or settle at an amount different from contract value unless there is a breach of the contract that is not cured within the applicable period. Actions that will result in a breach (after any relevant cure period) include: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; or failure to adhere to investment guidelines.

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NOTES TO FINANCIAL STATEMENTS

4.	Master Trust A Investments
The information below relates to Master Trust A, which held certain Plan assets prior to the Transition. At December 31, 2024, the net assets of Master Trust A were as follows (in thousands of dollars):

	2024
	Master Trust A Balances	Plan’s interest in Master Trust A Balances
Investments at fair value:
Collective investment funds	$2,396,791	$270,426
Registered investment companies	554,006	56,054
Government securities	115,076	19,553
Other	9,038	2,023
Total investments at fair value	3,074,911	348,056
Investments at contract value:
Fully benefit-responsive investment contracts	559,727	154,479
Total Investments	3,634,638	502,535

Receivables:
Interest and dividend income	1,035	—

Payables:
Administrative expenses	(265)	—

Net assets	$3,635,408	$502,535

Master Trust A investment activities for the period of January 1, 2025 through the Transition were as follows (in thousands of dollars):

Interest and dividends	$8,105
Net appreciation in fair value of investments	222,238
Investment income	$230,343

Plan’s interest in investment income from Master Trust A	$41,462
As discussed in Note 2. Summary of Significant Accounting Policies - Valuation of the Master Trusts’ Investments and Income Recognition, the Plan’s interest in Master Trust A and share of investment activities were based upon the total of the participants’ Plan accounts. Certain transactions in process at December 31, 2024 resulted in immaterial differences between Master Trust A net assets and the total of the participants’ Plan accounts.

5.	Fair Value Measurements
Certain assets and liabilities are measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses an established fair value

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NOTES TO FINANCIAL STATEMENTS

hierarchy that uses three levels of inputs to measure fair value as follows:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
There were no transfers between Level 1 and Level 2 holdings in the Master Trusts’ investments assets during 2025 and 2024. In addition, there were no Level 3 holdings or transactions in the Master Trusts’ investment assets at December 31, 2025 and 2024.
Below is a description of the valuation methodologies used for investments measured at fair value.
Altria Stock
Altria Stock is valued based on the closing price of the security as listed on the New York Stock Exchange on the last trading day of the year.
Registered Investment Companies
Investments in registered investment companies are valued at the closing net asset value (“NAV”) publicly reported on the last business day of the year.
Government Securities
Government securities consist of investments in U.S. Treasury securities. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available.
Collective Investment Funds
Collective investment funds consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Collective investment funds include equity index funds, a U.S. diversified bond fund and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index and Morgan Stanley Capital International Europe, Australasia, and the Far East Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective collective investment funds, which are valued based on the NAV, and are provided by the investment account manager as a practical expedient to estimate fair value. These investments are not classified by level but are disclosed to permit reconciliation to the investments measured at fair value.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following tables present fair value information for the Plan’s investments, which were held through the Master Trust as of December 31, 2025 and through Master Trust A and Master Trust B as of December 31, 2024. See Note 1. Description of the Plan for more information.
The fair values of the Plan’s investments by asset category as of December 31, 2025 were as follows (in thousands of dollars):

	Level 1	Level 2	Totals
Master Trust
Altria Stock	$1,456,731	$—	$1,456,731
Registered investment companies	651,804	—	651,804
Government securities	—	137,213	137,213
Other	15,030	1,115	16,145

	$2,123,565	$138,328	2,261,893
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			2,688,978

Total Master Trust investments at fair value			$4,950,871
The fair values of the Plan’s investments by asset category as of December 31, 2024 were as follows (in thousands of dollars):

	Level 1	Level 2	Totals
Master Trust A
Registered investment companies	$554,006	$—	$554,006
Government securities	—	115,076	115,076
Other	—	9,038	9,038

	$554,006	$124,114	678,120
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			2,396,791
		`
Total Master Trust A investments at fair value			$3,074,911

Master Trust B
Altria Stock	$1,357,609	$—	$1,357,609

Total Master Trust B investments at fair value	$1,357,609	$—	$1,357,609
The following table summarizes additional disclosures related to investments measured at NAV as a practical expedient to estimate fair value as of December 31, 2025 and 2024 (in thousands of dollars):

	Fair Value
Collective Investment Funds	2025	2024	Redemption Frequency	Redemption Notice Period
U.S. equity index	$1,932,637	$1,762,919	Daily	None
International equity index	$362,459	$276,084	Daily	None
U.S. fixed income	$393,882	$357,788	Daily	None

6.	Related Party and Party-In-Interest Transactions
The Plan includes participant investments in Altria Stock. Altria is the sponsor of the Plan and, accordingly, these investments represents party-in-interest transactions under ERISA. During the years ended 2025 and 2024, participant purchases of Altria Stock were approximately $325 million and $293 million, respectively, and participant sales of Altria Stock were approximately $367 million and $390 million, respectively. Net appreciation (including dividends) on Altria Stock investments was approximately $247 million for the year ended December 31, 2025.
Investments in collective investment funds include a portion managed by SSIM, formerly known as SSgA, an affiliate of State Street. State Street served as trustee, as defined by the Plan, of Master Trust A prior to the Transition and was a party-in-interest. Beginning on the Transition Date, State Street provided sub-custodial services with respect to certain Plan assets held in the Master Trust and, accordingly, represented a party-in-interest as of December 31, 2025. The investment balance in collective investment funds managed by SSIM was approximately $1,089 million and $1,009 million as of December 31, 2025 and 2024, respectively.
These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

7.	Plan Amendment and Termination
The Altria Board of Directors (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution, supplemental company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Altria Corporate Employee Benefit Committee and the Administrator the authority to amend the Plan, provided that the annual cost of such amendment does not exceed specified dollar limits. Each Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status
By letter dated September 6, 2017, the IRS has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code. Consequently, the related Master Trusts are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes the Plan continues to be designed and operated in accordance with the applicable provisions of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The tax provisions of the Plan have been analyzed as of December 31, 2025 and 2024, and there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of the Plan’s interest in the Master Trust and Master Trust A and the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2025 and 2024, respectively (in thousands of dollars):

2025
Plan’s interest in the Master Trust at fair value	$834,255
Plan’s interest in the Master Trust for fully benefit-responsive investment contracts at contract value	129,627
963,882
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,275)
Plan’s interest in the Master Trust at fair value per the Form 5500	$958,607

2024
Plan’s interest in Master Trust A at fair value	$348,056
Plan’s interest in Master Trust A for fully benefit-responsive investment contracts at contract value	154,479
502,535
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(10,833)
Plan’s interest in Master Trust A at fair value per the Form 5500	$491,702

	2025	2024
Net assets available for benefits per the financial statements	$1,003,944	$962,097
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,275)	(10,833)
Net assets available for benefits per the Form 5500	$998,669	$951,264
The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2025 (in thousands of dollars):

2025
Change in net assets available for benefits per the financial statements	$41,847
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	5,558
Change in net assets available for benefits per the Form 5500	$47,405

Deferred Profit-Sharing Plan for Hourly Employees
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Master Trust for Deferred Profit-Sharing Plans	Master Trust	n/a	$958,607,035

*	Notes receivable from participants	Interest rates range from 3.25% to 9.50% Maturity dates through 2050	n/a	$19,683,110
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Total Rewards, Aviation & Corp. Security of Altria Client Services LLC, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

By	/s/ THOMAS H. WATSON
Thomas H. Watson Vice President, Total Rewards, Aviation & Corp. Security Altria Client Services LLC
Date: June 5, 2026